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| PROJECT UNICORN (INT | RR Donnelley ProFile | NY0146AC350991 11.4.15 | NCR thibe0nd | 12-Jun-2014 18:40 EST | | 668968 TX 1 | 28* |
| PROSPECTUS | | | NYM | 12-Jun-2014 18:29 EST | CURR | PS PMT | 1C |

8,160,000 Shares

Veritiv Corporation

Common Stock

This prospectus is being furnished in connection with the planned distribution by International Paper Company ("International Paper") on a pro rata basis to its shareholders of all the shares of common stock of its wholly-owned subsidiary Veritiv Corporation ("SpinCo") outstanding prior to the Merger described below. SpinCo will own and operate xpedx, the business-to-business distribution business of International Paper ("xpedx"). We refer to such planned distribution as the "Distribution" or "spin-off." Immediately following the Distribution, UWW Holdings, Inc. ("UWWH") will merge with SpinCo, with SpinCo continuing as the surviving corporation (the "Merger").

Each share of International Paper common stock outstanding as of 5:00 p.m., New York City time, on June 20, 2014, the record date for the Distribution (the "record date"), will entitle its holder to receive a number of SpinCo shares of common stock determined by a formula as described in this prospectus. We expect the distribution ratio to be approximately 0.0188 SpinCo shares of common stock for each share of International Paper common stock. The distribution of SpinCo common stock will be made in book-entry form. As a result of the Merger, the sole shareholder of UWWH will receive a number of shares of SpinCo common stock for each share of UWWH common stock that it holds at the time of the Merger in a private placement transaction that will result in International Paper's shareholders owning approximately 51%, and the sole shareholder of UWWH owning approximately 49%, of the shares of SpinCo common stock on a fully-diluted basis immediately following the Merger. On the distribution date, 8,160,000 shares of our common stock will be distributed to International Paper shareholders. We expect that the Distribution and the Merger will be tax-free to International Paper's shareholders for U.S. federal income tax purposes, except for gain or loss attributable to cash received in lieu of fractional shares in the Distribution. Immediately after the Transactions (as defined below), SpinCo will be an independent, publicly-traded company that will own and operate the combined businesses of xpedx and Unisource Worldwide, Inc. ("UWW").

SpinCo has been approved to list its common stock on the New York Stock Exchange (the "NYSE") under the symbol "VRTV".

No action will be required of you to receive common stock of SpinCo, which means that:

• you will not be required to pay for our common stock that you receive in the Distribution;

• you do not need to surrender or exchange any of your International Paper common stock in order to receive SpinCo common stock, or take any other action in connection with the spin-off.

There is currently no trading market for our common stock. However, we expect that a limited market, commonly known as a "when-issued" trading market, for our common stock will develop on or shortly before the record date for the Distribution, and we expect "regular way" trading of our common stock will begin the first trading day after the completion of the Distribution.

You should carefully consider the matters described under "Risk Factors" beginning on page 39 of this prospectus for a discussion of factors that should be considered by recipients of our common stock.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this prospectus is June 13, 2014.


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| PROJECT UNICORN (INT | RR Donnelley ProFile | NY0146AC350991 11.4.15 | NCR lasrv0nd | 12-Jun-2014 20:32 EST | | 668968 TX 66 | 17* |
| PROSPECTUS | | NYM | | 12-Jun-2014 18:29 EST | CURR | PS PMT | 1C |

end of a three-year period. The amounts earned under the PSP fluctuate based on the performance of International Paper, measured at the end of each year in the three-year period. No adjustment to the performance metrics of the PSP awards by reason of the Transactions is currently contemplated. Current International Paper employees who will be employed by SpinCo following the Transactions will continue to hold the 2012, 2013, and 2014 grants through the remainder of the performance period. The amounts to which these individuals will be entitled will be based on International Paper's actual performance during the performance period but will be prorated based on the period of time from the grant date through the occurrence of the Transactions. Payments in respect of these awards will be paid in February of the year following the end of the relevant three-year period (e.g., the employee's pro rata portion of the 2012 grant will be paid in February 2015).

Certain employees of International Paper also hold restricted shares of International Paper common stock. No adjustment to International Paper restricted stock will be made for the value of SpinCo. Other than Mary A. Laschinger, Chief Executive Officer of SpinCo, no employee of the xpedx business currently holds International Paper restricted stock awards. The awards of restricted stock currently held by Ms. Laschinger will vest by reason of the Transactions.

Material U.S. Federal Income Tax Consequences of the Transactions

The following is a summary of the material U.S. federal income tax consequences of the Transactions to SpinCo, International Paper and the International Paper shareholders. This discussion is based on, among other things, the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation; the IRS ruling; and the Spin Opinion of Counsel of Debevoise described below. This summary does not address all of the U.S. federal income tax consequences of the Transactions. In particular, it may not address U.S. federal income tax considerations applicable to the International Paper shareholders subject to special treatment under U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, shareholders who hold their shares as part of a "hedge," "straddle," "conversion" or "constructive sale" transaction, shareholders who are subject to the alternative minimum tax and shareholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation. In addition, this summary is limited to shareholders that hold their International Paper and SpinCo common stock as a capital asset. This summary does not address the U.S. federal income tax considerations applicable to the UWWH Stockholder or any of its direct or indirect owners. Finally, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

This summary is limited to the International Paper shareholders that are United States holders. A United States holder is a beneficial owner of International Paper stock that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds stock of International Paper or SpinCo, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners of the Transactions.

INTERNATIONAL PAPER'S SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE TRANSACTIONS TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.